UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 16, 2021

II-VI Incorporated

(Exact Name of Registrant as Specified in Charter)

PENNSYLVANIA	001-39375	25-1214948
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056

(Address of Principal Executive Offices) (Zip Code)

(724) 352-4455

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	IIVI	Nasdaq Global Select Market
Series A Mandatory Convertible Preferred Stock, no par value	IIVIP	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

II-VI issued a press release on March 16, 2021 providing additional information regarding the terms of the equity investment in II-VI by funds affiliated with Bain Capital, as previously disclosed by the Company (the “Preferred Equity Investment”). A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The Company has also posted a slide presentation prepared by Bain Capital relating to the Preferred Equity Investment. It is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Forward-looking Statements

This communication contains forward-looking statements relating to future events and expectations that are based on certain assumptions and contingencies. The forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and relate to II-VI’s performance on a going-forward basis. The forward-looking statements in this communication involve risks and uncertainties, which could cause actual results, performance or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures.

The Company believes that all forward-looking statements made in this release have a reasonable basis, but there can be no assurance that management’s expectations, beliefs or projections as expressed in the forward-looking statements will actually occur or prove to be correct. Factors that could cause actual results to differ materially from those discussed in the forward-looking statements in this communication include, but are not limited to: (i) the failure of any one or more of the assumptions stated above to prove to be correct; (ii) the outcome of any discussions between the Company and Coherent with respect to a possible transaction, including the possibility that the parties will not enter into a definitive agreement for a transaction and that the proposed Equity Investment will not be consummated; (iii) the conditions to the completion of any transaction with Coherent and with Bain, including the receipt of any required stockholder and regulatory approvals, and the risks that those conditions will not be satisfied in a timely manner or at all; (iv) the Company’s ability to finance the proposed transaction with Coherent, the substantial indebtedness the Company expects to incur in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; (v) the possibility that the Company may be unable to achieve expected synergies, operating efficiencies and other benefits within the expected time-frames or at all and to successfully integrate Coherent’s operations with those of the Company; (vi) the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the proposed transaction; (vii) litigation and any unexpected costs, charges or expenses resulting from the possible transaction; (viii) the risk that disruption from a transaction materially and adversely affects the respective businesses and operations of the Company and Coherent; (ix) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the transaction; (x) the ability of the Company to retain and hire key employees; (xi) the risks relating to forward-looking statements and other “Risk Factors” discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020 and additional risk factors that may be identified from time to time in future filings of the Company; (xii) the purchasing patterns of customers and end-users; (xiii) the timely release of new products, and acceptance of such new products by the market; (xiv) the introduction of new products by competitors and other competitive responses; (xv) the Company’s ability to integrate recently acquired businesses and realize synergies, cost savings and opportunities for growth in connection therewith, together with the risks, costs and uncertainties associated with such acquisitions and integration efforts; (xvi) the Company’s ability to devise and execute strategies to respond to market conditions; (xvii) the risks to anticipated growth in industries and sectors in which the Company and Coherent operate; (xviii) the risks to realizing the benefits of investments in R&D and commercialization of innovations; (xix) the risks that the Company’s stock price will not trade in line with industrial technology leaders; and (xx) the risks of business and economic disruption related to the currently ongoing COVID-19 outbreak and any other worldwide health epidemics or outbreaks that may arise. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events or developments, or otherwise.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal that II-VI has made for a business combination transaction with Coherent. In furtherance of this proposal and subject to future developments, II-VI (and, if a negotiated transaction is agreed to, Coherent) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document II-VI and/or Coherent may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF II-VI AND COHERENT ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, TENDER OFFER STATEMENT, PROSPECTUS AND/OR OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of II-VI and/or Coherent, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by II-VI through the web site maintained by the SEC at www.sec.gov, and by visiting II-VI’s investor relations site at https://ii-vi.com/investor-relations/.

Participants in the Solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, II-VI and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about II-VI’s executive officers and directors in II-VI’s proxy statement for its 2020 annual meeting, which was filed with the SEC on September 29, 2020 and in II-VI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, which was filed with the SEC on August 26, 2020. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits

99.1	Press Release, dated March 16, 2021.

99.2	Investor Materials, dated March 16, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

II-VI Incorporated

Date: March 16, 2021	By:	/s/ Mary Jane Raymond
Mary Jane Raymond
Chief Financial Officer and Treasurer

Exhibit 99.1

PRESS RELEASE	II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, PA 16056

II-VI Incorporated Provides Detail on

Proposed Equity Investment from Bain Capital

PITTSBURGH, March 16, 2021 (GLOBE NEWSWIRE) – II-VI Incorporated (Nasdaq: IIVI), a global leader in engineered materials and optoelectronic components, today provided additional information on the terms of Bain Capital’s proposed equity investment in the Company.

Under the terms of the proposed investment, the Company will enter into an investment agreement with funds affiliated with Bain Capital (the “Investor” and the agreement, the “Investment Agreement”), pursuant to which the Investor will purchase:

•	75,000 shares of new Series B-1 Convertible Preferred Stock of the Company (“Series B-1 Convertible Preferred Stock”), for an aggregate purchase price of $750,000,000;

•

an additional 75,000 shares of new Series B-2 Convertible Preferred Stock of the Company (“Series B-2 Convertible Preferred Stock”), for an aggregate purchase price of $750,000,000 upon the potential closing of the Company’s previously disclosed proposal to acquire Coherent, Inc. (Nasdaq: COHR); and

•

if elected by the Company and agreed by the Investor, up to an additional 50,000 shares of new Series B-3 Convertible Preferred Stock of the Company (“Series B-3 Convertible Preferred Stock”) for an aggregate purchase price of $500,000,000 (assuming 50,000 shares are elected), at the time the Investor purchases the Series B-2 Convertible Preferred Stock. The Series B-1 Convertible Preferred Stock, the Series B-2 Convertible Preferred Stock, and the Series B-3 Convertible Preferred Stock are referred to collectively as the “Series B Convertible Preferred Stock.”

Assuming the merger with Coherent is completed, the Investor’s shares of Series B Convertible Preferred Stock are expected to have a weighted average initial conversion price of $93.58 per share of II-VI common stock. The initial conversion price per share of II-VI common stock is expected to be (i) $85.00, for the Series B-1 Convertible Preferred Stock; (ii) $104.09, for the Series B-2 Convertible Preferred Stock; and (iii) $93.58, for the Series B-3 Convertible Preferred Stock. The conversion prices will be subject to customary adjustment for certain events relating to the capital stock of the Company. The Investor will be obligated to purchase the Series B-1 Convertible Preferred Stock regardless of whether the Company completes the acquisition of Coherent.

T. 724.352.4455 | ii-vi.com	1

PRESS RELEASE	II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, PA 16056

The Series B Convertible Preferred Stock will be entitled to dividends at 5.00% per annum. Until the fourth anniversary of the applicable issuance date, dividends will be payable solely in-kind and capitalized to the principal value. After the fourth anniversary of the applicable issuance, dividends will be payable at the Company’s option, in cash, in-kind or as a combination of both.

The Series B Convertible Preferred Stock may be converted, in whole or in part, at the option of the holder into the Company’s common stock based on the applicable conversion price, at any time. Following the third anniversary of issuance, the Company may require conversion of all shares of a series of Series B Convertible Preferred Stock if the volume-weighted average price of the Company’s common stock exceeds 150% of the applicable conversion price for 20 trading days out of any 30 consecutive trading day period.

The shares of Series B-1 Convertible Preferred Stock will initially be nonvoting. Following the expiration of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Series B Convertible Preferred Stock will generally vote together with the Company’s common stock, on an as-converted basis.

Upon the issuance of the Series B-1 Convertible Preferred Stock, Bain will have the right to designate one director and one observer to the Company’s Board of Directors. Bain has indicated that the initial board member is expected to be Steve Pagliuca, Co-Chairman of Bain Capital. Bain has also agreed generally not to dispose of any of its shares of Series B Convertible Preferred Stock for one year following issuance thereof and will have customary registration rights in connection with its investment.

A presentation further discussing Bain Capital’s proposed equity investment can be viewed on the Company’s website at www.ii-vi.com/investor-relations.

About II-VI Incorporated

II-VI Incorporated, a global leader in engineered materials and optoelectronic components, is a vertically integrated manufacturing company that develops innovative products for diversified applications in communications, materials processing, aerospace & defense, semiconductor capital equipment, life sciences, consumer electronics, and automotive markets. Headquartered in Saxonburg, Pennsylvania, the Company has research and development, manufacturing, sales, service, and distribution facilities worldwide. The Company produces a wide variety of application-specific photonic and electronic materials and components, and deploys them in various forms, including integrated with advanced software to support our customers. For more information, please visit us at www.ii-vi.com.

T. 724.352.4455 | ii-vi.com	2

PRESS RELEASE	II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, PA 16056

Forward-looking Statements

This communication contains forward-looking statements relating to future events and expectations that are based on certain assumptions and contingencies. The forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and relate to II-VI’s performance on a going-forward basis. The forward-looking statements in this communication involve risks and uncertainties, which could cause actual results, performance or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures.

The Company believes that all forward-looking statements made in this release have a reasonable basis, but there can be no assurance that the expectations, beliefs or projections as expressed in the forward-looking statements will actually occur or prove to be correct. Factors that could cause actual results to differ materially from those discussed in the forward-looking statements in this press release include, but are not limited to: (i) the failure of any one or more of the assumptions stated above to prove to be correct; (ii) the outcome of any discussions between the Company and Coherent with respect to a possible transaction, including the possibility that the parties will not enter into a definitive agreement for a transaction and that the proposed Equity Investment will not be consummated; (iii) the conditions to the completion of any transaction with Coherent and with Bain, including the receipt of any required stockholder and regulatory approvals, and the risks that those conditions will not be satisfied in a timely manner or at all; (iv) the Company’s ability to finance the proposed transaction with Coherent, the substantial indebtedness the Company expects to incur in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; (v) the possibility that the Company may be unable to achieve expected synergies, operating efficiencies and other benefits within the expected time-frames or at all and to successfully integrate Coherent’s operations with those of the Company; (vi) the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the proposed transaction; (vii) litigation and any unexpected costs, charges or expenses resulting from the possible transaction; (viii) the risk that disruption from a transaction materially and adversely affects the respective businesses and operations of the Company and Coherent; (ix) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the transaction; (x) the ability of the Company to retain and hire key employees; (xi) the risks relating to forward-looking statements and other “Risk Factors” discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020 and additional risk factors that may be identified from time to time in future

T. 724.352.4455 | ii-vi.com	3

PRESS RELEASE	II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, PA 16056

filings of the Company; (xii) the purchasing patterns of customers and end-users; (xiii) the timely release of new products, and acceptance of such new products by the market; (xiv) the introduction of new products by competitors and other competitive responses; (xv) the Company’s ability to integrate recently acquired businesses and realize synergies, cost savings and opportunities for growth in connection therewith, together with the risks, costs and uncertainties associated with such acquisitions and integration efforts; (xvi) the Company’s ability to devise and execute strategies to respond to market conditions; (xvii) the risks to anticipated growth in industries and sectors in which the Company and Coherent operate; (xviii) the risks to realizing the benefits of investments in R&D and commercialization of innovations; (xix) the risks that the Company’s stock price will not trade in line with industrial technology leaders; and (xx) the risks of business and economic disruption related to the currently ongoing COVID-19 outbreak and any other worldwide health epidemics or outbreaks that may arise. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events or developments, or otherwise.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal that II-VI has made for a business combination transaction with Coherent. In furtherance of this proposal and subject to future developments, II-VI (and, if a negotiated transaction is agreed to, Coherent) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document II-VI and/or Coherent may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF II-VI AND COHERENT ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, TENDER OFFER STATEMENT, PROSPECTUS AND/OR OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY

T. 724.352.4455 | ii-vi.com	4

PRESS RELEASE	II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, PA 16056

WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of II-VI and/or Coherent, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by II-VI through the web site maintained by the SEC at www.sec.gov, and by visiting II-VI’s investor relations site at https://ii-vi.com/investor-relations/.

Participants in the Solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, II-VI and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about II-VI’s executive officers and directors in II-VI’s proxy statement for its 2020 annual meeting, which was filed with the SEC on September 29, 2020 and in II-VI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, which was filed with the SEC on August 26, 2020. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available.

CONTACTS:

Investors

Mary Jane Raymond

Chief Financial Officer

investor.relations@ii-vi.com

www.ii-vi.com/contact-us

Media

Sard Verbinnen & Co

George Sard/Jared Levy/David Isaacs

II-VI-SVC@sardverb.com

# # #

T. 724.352.4455 | ii-vi.com	5

Bain Capital Investment Thesis March 2021 Exhibit 99.2

Forward-looking Statements This communication contains forward-looking statements relating to future events and expectations that are based on certain assumptions and contingencies. The forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and relate to II-VI’s performance on a going-forward basis. The forward-looking statements in this communication involve risks and uncertainties, which could cause actual results, performance or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures. The Company believes that all forward-looking statements made in this release have a reasonable basis, but there can be no assurance that management’s expectations, beliefs or projections as expressed in the forward-looking statements will actually occur or prove to be correct. Factors that could cause actual results to differ materially from those discussed in the forward-looking statements herein include, but are not limited to: (i) the failure of any one or more of the assumptions stated above to prove to be correct; (ii) the outcome of any discussions between the Company and Coherent with respect to a possible transaction, including the possibility that the parties will not enter into a definitive agreement for a transaction and that the proposed investment by Bain will not be consummated; (iii) the conditions to the completion of any transaction with Coherent and with Bain, including the receipt of any required stockholder and regulatory approvals, and the risks that those conditions will not be satisfied in a timely manner or at all; (iv) the Company’s ability to finance the proposed transaction with Coherent, the substantial indebtedness the Company expects to incur in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; (v) the possibility that the Company may be unable to achieve expected synergies, operating efficiencies and other benefits within the expected time-frames or at all and to successfully integrate Coherent’s operations with those of the Company; (vi) the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the proposed transaction; (vii) litigation and any unexpected costs, charges or expenses resulting from the possible transaction; (viii) the risk that disruption from a transaction materially and adversely affects the respective businesses and operations of the Company and Coherent, (ix) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the transaction, (x) the ability of the Company to retain and hire key employees; (xi) the risks relating to forward-looking statements and other “Risk Factors” discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020 and additional risk factors that may be identified from time to time in future filings of the Company; (xii) the purchasing patterns of customers and end-users; (xiii) the timely release of new products, and acceptance of such new products by the market; (xiv) the introduction of new products by competitors and other competitive responses; (xv) the Company’s ability to integrate recently acquired businesses and realize synergies, cost savings and opportunities for growth in connection therewith, together with the risks, costs and uncertainties associated with such acquisitions and integration efforts; (xvi) the Company’s ability to devise and execute strategies to respond to market conditions; (xvii) the risks to anticipated growth in industries and sectors in which the Company and Coherent operate; (xviii) the risks to realizing the benefits of investments in R&D and commercialization of innovations; (xix) the risks that the Company’s stock price will not trade in line with industrial technology leaders; and (xx) the risks of business and economic disruption related to the currently ongoing COVID-19 outbreak and any other worldwide health epidemics or outbreaks that may arise. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events or developments, or otherwise.

No Offer or Solicitation This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Additional Information and Where to Find It This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal that II-VI has made for a business combination transaction with Coherent. In furtherance of this proposal and subject to future developments, II-VI (and, if a negotiated transaction is agreed to, Coherent) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document II-VI and/or Coherent may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF II-VI AND COHERENT ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, TENDER OFFER STATEMENT, PROSPECTUS AND/OR OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of II-VI and/or Coherent, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by II-VI through the web site maintained by the SEC at www.sec.gov, and by visiting II-VI’s investor relations site at https://ii-vi.com/investor-relations/. Participants in the Solicitation This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, II-VI and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about II-VI’s executive officers and directors in II-VI’s proxy statement for its 2020 annual meeting, which was filed with the SEC on September 29, 2020 and in II-VI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, which was filed with the SEC on August 26, 2020. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available.

Bain Capital Investment Thesis (1) Reflects proforma combined LTM EBITDA and includes $250 million of cost synergies Pillars of Bain Capital’s Investment Thesis Bain Capital will invest up to $2B in preferred equity to support the II-VI/COHR merger - Average conversion price is a 30% premium to current stock price Supports post-closing balance sheet at 3.8x EBITDA leverage multiple(1) II-VI has a tremendous track record and management team Strong operational and M&A history Consistently disciplined, strategic approach We believe the photonics industry will be a double-digit growth business in the near term II-VI is exposed to megatrends like data growth, 5G, electric vehicles, aerospace and defense, and life sciences II-VI and Coherent are well-positioned in their key segments Industry-leading R&D with leading positions and clear strengths in key technologies The two firms together would be a clear technology leader in the photonics value chain The combined companies are committed to significant R&D, which enable II-VI and Coherent to compete effectively in next generation technologies We are confident in the $250M synergy plan Comparable to Finisar experience II-VI + Coherent will be a highly diversified photonics firm with high growth potential More diverse end markets ð less margin volatility Combined company most closely resembles industrial tech leaders who trade at substantially higher multiples

Proven Management Team Strong record of organic growth and successful acquisitions Source (Revenue): 2021E is the average of CapitalIQ analyst estimates as of March 15, 2021 Source (TSR): Annualized TSR for II-VI reflects 10-Day VWAP as of February 11, 2021 vs September 1, 2016 and annualized S&P TSR reflects 10-day average as of February 11, 2021 vs September 1, 2016. Chuck Mattera – CEO CEO since 2016 Joined in 2005, Prev COO and EVP Engineering background (Bell Labs) PhD in Chemistry from Brown Bob Bashaw – President President since 2019, VP strategy in 2018 Previously Corporate Lawyer; involved in all major II-VI transaction over last 25 years Mary Jane Raymond – CFO Since 2014 Previously CFO Hudson Global, VP Merger and Integration at Lucent Giovanni Barbarossa - Chief of Strategy Joined in 2012, Prev CTO, head of Laser Sol Prior Avanex and Lucent PhD Photonics from U of Glasgow Chris Koppen – CTO Joined in 2011 via acq, drives tech roadmap Previously Meriton, Lucent PhD in Physics from UPenn Sunny Sun – President of Photonics Pres of Photonic Solutions since 2016, previously GM of Optical Comm. Previously CEO of Koncent, and Photop II-VI Management Team Annualized TSR under current CEO From: Sept 2016 To: Feb 2021 II-VI 38.1% S&P 13.7% delta 24.4% II-VI Historic/Estimated Revenue (Not PF) Finisar closes Chuck Mattera becomes CEO Revenue ($M)

Growing Market Foresee continued, strong market growth driven by exposure to multiple megatrends Source: Bain Capital Analysis Industry Growth Rapidly Penetrating Sectors Communications Healthcare and Life Sciences Manufacturing Aerospace and Defense Consumer Electronics Fiber optic communication and data transmission for telecom and datacenters Sensors for 3D Sensing, AR/VR, smart home devices PCB Fabrication IR Sensing, ISR, Directed energy lasers Photolithography for PCBs Automotive and Energy EV power conversion, photovoltaics, LiDAR for AVs Lasik, laser surgery, medical imaging, diagnostics, DNA sequencing, biophotonics Laser cutting, welding, surface treatments, 3D printing for various end markets ~10% CAGR

Key exposures Secular Growth Drivers Position Communications (Datacom, Telecom) Increasing data needs, mobile traffic growth #1 or #2 in several product lines Industrial Lasers and Components Precision manufacturing, Industrial MFG capex #1 in components Material Processing Materials capex Strong product line in a competitive space Micro-electronics OLED penetration (and capex) Clear leadership in excimer laser annealing systems Indium Phosphide and Optoelectronics 3D sensing (facial recognition, LiDAR) Very strong technology and growth Aerospace and Defense Hypersonics, Directed Energy, Contested Space Rapid growth and technology leadership Medical / Life Sciences Laser surgery, Diagnostics, DNA sequencing Leadership presence in several key applications Silicon Carbide 5G, electric vehicles Technology, scale and cost leadership Well-Positioned in Core Industries Growth supported by commercial and technology strength in key business lines = Coherent area of focus Point 2

Leading Platform Source: IIVI 10-K filed on August 26, 2020 Global Footprint Manufacturing scale and cost leadership Footprint built for purpose Innovation Leader ~2,450 patents and ~4,050 RD&E + S&M personnel Strong co-development program with customers Virtuous cycle in technology leadership: Strong investment in tech ð rapid market entry and share gain ð gain scale and drive cost leadership ð further R&D investment II-VI Global R&D Footprint Facility Sq. Footage by Location

R&D Strength History of substantial investment in R&D, which will drive future growth Source: Company 10-K/Q filings and presentations LTM 12/31/2020 R&D Investment Point 3 Combined company on a PF basis will be the leader in R&D investment Historically, II-VI has demonstrated a strong ability to generate returns on R&D investment

Confidence in Synergies Source: Company filings, announcements and presentations Announced at signing Finisar Synergies Evolution (Incremental FY22 EBITDA) Announced Sept ‘20 Coherent Synergies Expectation (Incremental EBITDA 36 Months Post Close) Supply chain management Infeed – internal supply of enabling materials and components Global supply chain function savings More efficient R&D with scale Development cost savings Consolidation of corporate costs Global functional model efficiencies Sources of Synergies We have high conviction in management’s synergy view and take confidence in their Finisar experience and record Announced on Feb 12 Revised View (March 11)

Greater Diversification and Scale Source: public filings, Bain Capital analysis Public Peer FY20 Revenue Comparison Why scale and diversity matter: More stable profitability Multiple growth levers Higher R&D investments Manufacturing efficiency Better market intelligence Deeper customer relationships We believe the combined company will have a diverse set of profit pools, which will in turn create strategic benefits and a more stable earnings profile

Diversification and Scale Scale Revenue (CY20) $4.1B $2.3B $1.7B $1.2B Adj. EBITDA (CY20)2 $1.1B(1) $640M $625M $335M TEV (as of 3/15/21) $15B(3) $9B $7B $10B Exposures End sectors Sources: Revenue and EBITDA taken from latest 10K/Q for period ending 12/31/2020 End sectors taken from MKS Investor Presentation (2019), Lumentum FY2020 10-K, IPG 2020 10-K, Coherent FY 2020 10-K, II-VI FY 2020 10-K. Reflects proforma combined LTM EBITDA and includes $250 million of cost synergies EBITDA adjusted for stock based compensation and restructuring charges TEV reflects combined TEV of II-VI and Coherent as of March 15, 2021 Select peer set for illustrative purposes Combined company benefits from significantly greater scale than its peers

P/E Multiple 18-23x 21-26x 26-32x 28-33x 30-34x Revenue CY20 $11.3B $4.3B $5.5B $6.2B $3.1B $4.1B Adj. EBITDA CY20(1) (margin) $2.6B (23%) $1.3B (30%) $1.6B (28%) $1.4B (22%) $0.7B (22%) $1.1B(2) (27%) 2Y Fwd Revenue CAGR 10% 10% 8% 8% 6% 11%(4) R&D % of rev 8% 17% 7% 6% 6%(3) 11% Potential for Re-rating of Trading Multiple Industrial Tech Comparables Source: CapIQ historical trading multiples; public 10-K/Q for Revenue, Adj. EBITDA and R&D as of 12/31/2020; 2 Year Fwd Revenue CAGR from analyst consensus as of March 2021 (e.g., comparing FY23 to FY21) (1) EBITDA adjusted for stock based compensation and restructuring charges (2) Reflects proforma combined LTM EBITDA 12/31/2020 and includes $250 million of pro forma cost synergies (3) Teledyne includes R&D within SG&A, which is 6.35% of sales (4) For PF Combo, 2Y Fwd Growth is Growth rate of combined FY23 analyst consensus vs. combined FY21 analyst consensus Combination of II-VI and COHR is comparable to leading industrial tech firms and should command a similar multiple PF Combo

* Reflects proforma combined LTM EBITDA and includes $250 million of cost synergies Bain Capital Investment Details Up to $2.0B equity financing from Bain Capital in the form of preferred stock $750M initial investment committed for funding at signing ð 5% dividend, $85.00 conversion price $750M committed for funding at closing of the merger ð 5% dividend, $104.09 conversion price Up to an additional $500M available for growth ð 5% dividend, $93.58 conversion price Pro forma leverage of ~3.8x with synergies post-close*